Exhibit 99.1

Jumia To Cease Operations in Non-Strategic Markets
Ceasing Operations in South Africa and Tunisia to Optimize Resources and Focus on Markets with Stronger Growth Potential
Lagos, Nigeria - October 16, 2024 – Jumia Technologies AG (NYSE:JMIA) ("Jumia" or "the Company"), a leading e-commerce platform in Africa, today announced the planned closure of its operations in South Africa, operated under the brand name Zando, and Tunisia.
The closure of these markets will allow Jumia to focus resources on its most promising markets that have a stronger growth potential. For the year ended December 31, 2023, and the six months ended June 30, 2024, South Africa and Tunisia combined accounted for only 3.5% and 2.7% of total orders, and 4.5% and 3.0% of GMV, respectively. The strategic decision to close operations in these markets is expected to improve overall operational efficiency across Jumia’s business.
Jumia CEO, Francis Dufay said, “Since assuming the role of CEO, I have focused on initiatives aimed at strengthening our business and placing us on a path to profitability. After a thorough analysis, we made the difficult decision to close down our operations in South Africa and Tunisia. Both businesses account for a negligible portion of our overall operations. Furthermore, competitive and macroeconomic conditions in both markets have limited each country's growth potential and their contribution to our overall business has not aligned with expectations. Decisions like these are never easy and we are extremely grateful to team members in both countries, who worked tirelessly to serve our customers every day. We are also grateful to our suppliers, vendors and logistics partners in these markets. We deeply thank them for their hard work and service to Jumia.”
Jumia believes that exiting these markets and refocusing resources on its other nine markets will leave the company better positioned to accelerate overall growth and further improve efficiency. The Company expects to cease operations in both South Africa and Tunisia by year end 2024.

About Jumia

Jumia is a leading pan-African e-commerce platform, with operations across 11 African countries. Its mission is to improve the quality of everyday life in Africa by leveraging technology to deliver innovative, convenient and affordable online services to customers, while helping businesses grow as they use Jumia's platform to better reach and serve customers.

The Jumia platform consists of a marketplace, which connects more than 64,000 sellers with customers, a vast logistics network, which enables the shipment and delivery of packages, and a proprietary payment service, JumiaPay, which facilitates transactions among participants active on the Jumia platform in select markets. For more information, visit the Company's website at https://group.jumia.com/.

Contact

Investors:
Sloane & Company
jumia@sloanepr.com

Media
Abdesslam Benzitouni
abdesslam.benzitouni@jumia.com

Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period. The company believes that the number of orders is a useful indicator to measure the total usage of its platform, irrespective of the monetary value of the individual transactions.

Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. The Company believes that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.

The Company uses Orders and GMV as some of many indicators to monitor usage of its platform.

Forward Looking Statements
This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission for the year ended December 31, 2023. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Considering these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.